SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Schedule TO
Tender Offer Statement under Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934

Starbase Corporation
(Name of Subject Company (issuer))

Galaxy Acquisition Corp.
(Offeror)
Borland Software Corporation
(Parent of Offeror)
(Names of Filing Persons)

COMMON STOCK, PAR VALUE $0.01 PER SHARE
(Title of Class of Securities)

8549102 05
(CUSIP Number of Class of Securities)

Keith E. Gottfried, Esq.
Senior Vice President—Law and Corporate Affairs,
General Counsel, Corporate Secretary and Chief Legal Officer
Borland Software Corporation
100 Enterprise Way
Scotts Valley, CA 95066-3249
Tel: (831) 431-1000
Fax: (831) 431-4171
(Name, address, and telephone number of person authorized to receive notices and communications on behalf of filing persons)

with copies to:

Richard E. Climan, Esq. David A. Lipkin, Esq. Cooley Godward LLP Five Palo Alto Square 3000 El Camino Real Palo Alto, CA 94306-2155 Tel: (650) 843-5000 Fax: (650) 849-7400	Daniel E. Stoller, Esq. Richard J. Grossman, Esq. Skadden, Arps, Slate, Meagher & Flom LLP Four Times Square New York, NY 10036-6522 Tel: (212) 735-3000 Fax: (212) 735-2000

Calculation of Filing Fee
Transaction valuation(1)	Amount of filing fee(2)
$24,064,948	$2,214
(1)
Estimated solely for the purpose of calculating the registration fee pursuant to Rule 0-11(d) under the Securities Exchange Act of 1934, as amended, based on the product of (i) $2.75 (i.e. the tender offer price) and (ii) 8,750,890, the maximum number of shares of Starbase common stock to be acquired in this tender offer and the merger (including 14,200 shares issuable upon exercise of Starbase stock options with a per share price equal to or less than the tender offer price).

(2)
The amount of the filing fee, calculated in accordance with Rule 0-11(a)(2) under the Securities and Exchange Act of 1934, as amended, and Fee Rate Advisory No. 8 issued by the Securities and Exchange Commission on January 16, 2002, equals 0.0092% of the transaction valuation.

☐
Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number or the form or schedule and the date of its filing.

☐	Check the box if the filing relates to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	third-party tender offer subject to Rule 14d-1.

☐	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.

Check	the following box if the filing is a final amendment reporting the results of the tender offer: ☐

ITEMS 1-9, AND ITEM 11.

This Tender Offer Statement on Schedule TO (this “Schedule TO”) relates to the offer by Galaxy Acquisition Corp., a Delaware corporation (the “Purchaser”) and a wholly owned subsidiary of Borland Software Corporation, a Delaware corporation (“Borland”), to purchase all of the outstanding shares of common stock (the “Shares”) of Starbase Corporation, a Delaware corporation (“Starbase”), at a purchase price of $2.75 per Share, net to the seller in cash, without interest thereon, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated October 11, 2002, and in the related Letter of Transmittal, copies of which are filed with this Schedule TO as Exhibits (a)(1) and (a)(2) hereto, respectively. This Schedule TO is being filed on behalf of the Purchaser and Borland. The information set forth in the Offer to Purchase, including Schedule I thereto, and the Letter of Transmittal are hereby incorporated by reference in answer to Items 1-9 and 11 of this Schedule TO.

ITEM 10.    FINANCIAL STATEMENTS

Not Applicable.

ITEM 12.    EXHIBITS

(a	)(1)	Offer to Purchase, dated October 11, 2002.

(a	)(2)	Letter of Transmittal.

(a	)(3)	Notice of Guaranteed Delivery.

(a	)(4)	Letter to Brokers, Dealers, Banks, Trust Companies and Other Nominees.

(a	)(5)	Letter to Clients for use by Brokers, Dealers, Banks, Trust Companies and Other Nominees.

(a	)(6)	Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.

(a	)(7)	Joint Press Release issued by Borland Software Corporation and Starbase Corporation on October 9, 2002.

(a	)(8)	Summary Newspaper Advertisement published in The New York Times, National Edition, on October 11, 2002.

(a	)(9)	Press Release issued by Borland Software Corporation on October 11, 2002.

(b	)	Not applicable.

(d	)(1)	Agreement and Plan of Merger, dated as of October 8, 2002, by and among Borland Software Corporation, Galaxy Acquisition Corp. and Starbase Corporation.

(d	)(2)
Tender and Voting Agreement, dated as of October 8, 2002, by and among Borland Software Corporation, Galaxy Acquisition Corp., each director of Starbase Corporation and the executive officers of Starbase Corporation identified therein.

(d	)(3)
Business Development Mutual Nondisclosure Agreement, between Borland Software Corporation and Starbase Corporation, executed on behalf of Borland Software Corporation on September 17, 2001, and on behalf of Starbase Corporation on September 14, 2001.

(d	)(4)	Exclusivity Agreement, dated September 15, 2002, between Borland Software Corporation and Starbase Corporation.

(d	)(5)	Loan and Security Agreement, dated as of October 8, 2002, between Borland Software Corporation and Starbase Corporation.

(d	)(6)	Intellectual Property Security Agreement, dated as of October 8, 2002, between Borland Software Corporation and Starbase Corporation.

(g	)	Not applicable.

(h	)	Not applicable.

SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

GALAXY ACQUISITION CORP.

By:	/S/ KEITH E. GOTTFRIED
Name: Keith E. Gottfried
Title: Vice President

BORLAND SOFTWARE CORPORATION

By:	/S/ KEITH E. GOTTFRIED
Name: Keith E. Gottfried
Title: Senior Vice President, General Counsel, Corporate Secretary and Chief Legal Officer

Dated: October 11, 2002

INDEX TO EXHIBITS

Exhibit No.	Document

(a)(1)	Offer to Purchase, dated October 11, 2002.

(a)(2)	Letter of Transmittal.

(a)(3)	Notice of Guaranteed Delivery.

(a)(4)	Letter to Brokers, Dealers, Banks, Trust Companies and Other Nominees.

(a)(5)	Letter to Clients for use by Brokers, Dealers, Banks, Trust Companies and Other Nominees.

(a)(6)	Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.

(a)(7)	Joint Press Release issued by Borland Software Corporation and Starbase Corporation on October 9, 2002.

(a)(8)	Summary Newspaper Advertisement published in The New York Times, National Edition, on October 11, 2002.

(a)(9)	Press Release issued by Borland Software Corporation on October 11, 2002.

(b)	Not applicable.

(d)(1)	Agreement and Plan of Merger, dated as of October 8, 2002, by and among Borland Software Corporation, Galaxy Acquisition Corp. and Starbase Corporation.

(d)(2)
Tender and Voting Agreement, dated as of October 8, 2002, by and among Borland Software Corporation, Galaxy Acquisition Corp., each director of Starbase Corporation and the executive officers of Starbase Corporation identified therein.

(d)(3)
Business Development Mutual Nondisclosure Agreement, between Borland Software Corporation and Starbase Corporation, executed on behalf of Borland Software Corporation on September 17, 2001, and on behalf of Starbase Corporation on September 14, 2001.

(d)(4)	Exclusivity Agreement, dated September 15, 2002, between Borland Software Corporation and Starbase Corporation.

(d)(5)	Loan and Security Agreement, dated as of October 8, 2002, between Borland Software Corporation and Starbase Corporation.

(d)(6)	Intellectual Property Security Agreement, dated as of October 8, 2002, between Borland Software Corporation and Starbase Corporation.

(g)	Not applicable.

(h)	Not applicable.

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